Central Pacific Plaza PO Box 3590 Honolulu Hawaii 96811-3590 Telephone 808-544-0500 Fax Line 808-531-2875

August 21, 2008

Mr. Kevin W. Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Central Pacific Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the period Ended March 31, 2008
File No. 001-31567

Dear Mr. Vaughn:

This letter constitutes the response of Central Pacific Financial Corp., a Hawaii corporation (the “Company”), to the comment letter of the Securities and Exchange Commission (the “Commission”) dated August 7, 2008. If after reviewing this letter, the Commission has further concerns or comments, we would be pleased to provide any necessary additional information.

In our letter, we refer to the Staff of the Commission as the “Staff” and to the Form 10-K for the fiscal year ended December 31, 2007 as the “2007 Form 10-K”. We refer to the Form 10-Q for the fiscal quarter ended March 31, 2008 as the “Q1 2008 Form 10-Q”. Comment numbering used for each response set forth below corresponds to the comment numbering used in the Staff’s letter.

2007 FORM 10-K

Our Services, Page 4

1.	We note the references in this section to the maintenance of appropriate reserves that are required for certain loan products. Please address the following regarding this disclosure:

•	Please tell us the specific nature of these reserves. Tell us if you require interest reserves on any of your loan products.

•	If you do require interest reserves, please tell us the amount of such loans and accompanying reserves as of June 30, 2008 and the three previous quarter ends.

•	Tell us how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan.

•	Tell us whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the change.

Response: The reserves noted in the Company’s description of its loan products are interest reserves. The Company requires interest reserves for the following loan types:

•	Construction loans, including loans to build commercial buildings, residential developments (both large tract projects and individual houses), and multi-family projects; and

•	Land development loans, including loans to fund the acquisition of both raw land and entitled land being acquired for infrastructure and/or capital improvements.

Interest reserves allow the Company to advance funds to borrowers to make scheduled payments during the construction period. These advances typically are capitalized and added to the borrower’s outstanding loan balance, although the Company has the right to demand payment under certain circumstances. The Company ensures interest reserve amounts are appropriately included in each project’s construction budget and are adequate to cover the expected duration of the construction period.

The amount, terms, and conditions of the interest reserve are established when a loan is originated, although the Company has the option to demand payment if the credit profile of the borrower changes. The Company evaluates the viability and appropriateness of the construction project based on the project’s complexity and feasibility, the timeline, as well as the creditworthiness of the borrowers/sponsors/guarantors, and the value of the collateral.

In the event that unfavorable circumstances alter the original project dynamics (e.g., cost overruns, project delays, etc.), the Company will evaluate whether or not it is appropriate to maintain interest capitalization or demand payment of interest in cash and will work with the borrower to explore various restructuring options, which may include obtaining additional equity and/or requiring additional collateral. The Company may also require borrowers to directly pay scheduled interest payments.

Outstanding loan balances and related interest reserves as of June 30, 2008 and the preceding three fiscal quarters were as follows (in thousands):

	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007
Outstanding Principal of Loans
with Interest Reserves	$643,948	$691,304	$898,561	$888,583

Remaining Interest Reserves	$30,092	$38,537	$57,103	$59,951

The Company’s process for ensuring that construction/land development projects are moving as planned are detailed in the Company’s lending policies and guidelines.  Prior to approving a loan, the Company and the borrower agree on a construction budget, a pro forma monthly disbursement schedule, and sales/leaseback assumptions.  As each project progresses, the projections are measured against actual disbursements and sales/lease results to ensure that the project is on track and performing as planned.

The specific monitoring requirements for each loan vary depending on the size and complexity of the project and the experience and financial strength of the borrower/sponsor/guarantor.  At a minimum, to ensure that loan proceeds are properly disbursed and to assess whether it is appropriate to capitalize interest or demand cash payment of interest, the Company’s monitoring process includes:

•	Physical inspection of the project to ensure work has progressed to the stage for which payment is being requested; and

•	Verification that the work completed is in conformance with plans and specifications and items for which disbursement is requested are within budget.

In certain circumstances, the Company will decide to extend, renew, and/or restructure the terms of a construction/development loan.  Reasons for the restructure can range from cost overruns to project delays and the restructuring can result in additional funds being advanced or an extension of the maturity date of the loan.  Prior to the loan being restructured, the Company performs a detailed analysis to ensure that the economics of the project remain feasible and that the risks to the Company are within acceptable lending guidelines.

Nonperforming Assets, Accruing Loans Delinquent for 90 Days or More, Restructured Loans Still Accruing Interest, page 39

2.
We note in your disclosure that non-accruing loans increased approximately 57% in 2008 just prior to the filing of this Form 10-K.  Please tell us the basis for your assertion that your loss exposure to nonaccrual loans was adequately provided for at December 31, 2007 considering the apparent significant increase in nonaccrual loans.

Response: The 57% increase was attributable to six California residential construction loans made to two borrowers totaling $35.7 million. As disclosed in its 2007 Form 10-K, the Company placed these loans on nonaccrual status in January of 2008. The specific events that led to these loans being placed on nonaccrual status occurred in the early part of 2008. Because Management believed that this information was meaningful to readers of the Company’s filings, the Company disclosed this subsequent event in the Management’s Discussion & Analysis section of its 2007 Form 10-K.

Four of these loans, with an aggregate outstanding principal balance of $18.4 million, were considered impaired at December 31, 2007 and together were assigned a specific reserve of $1.9 million in accordance with SFAS 114, Accounting by Creditors for Impairment of a Loan. The specific reserve for these four loans was based on the estimated fair value of the collateral securing these loans at December 31, 2007. The fair value of the collateral was based on independent appraisals received and Management’s consideration of market conditions at the time.

The remaining two loans, with an aggregate outstanding principal balance of $17.3 million, were classified as Substandard at December 31, 2007 in accordance with the Company’s internal loan grading system. As prescribed by the Company’s allowance for loan and lease loss methodology, these loans were evaluated as part of a group of loans with similar risk characteristics consistent with the provisions of SFAS 5 (As Amended), Accounting for Contingencies. Based on this approach, these loans had a reserve of $3.4 million at December 31, 2007.

Based on the discussion above, Management believes that these loans were adequately provided for in the Company’s allowance for loan and lease loss estimate at December 31, 2007.

Financial Statements, beginning on page 48

Principles of Consolidation, page 56

3.
Please tell us in detail and more clearly disclose in your future filings how you determined that it is appropriate not to consolidate the 50% owned mortgage brokerage companies.  Also, please tell us the specific nature of the contributions to unconsolidated subsidiaries reflected in the statements of cash flows, including a discussion of any contractual requirement to provide contributions to these subsidiaries.

Response: At June 30, 2008, the Company had investments in eight 50% owned mortgage brokerage companies with a total carrying value of $0.7 million. The Company concluded that these investments are not required to be consolidated under FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities- An Interpretation of ARB No. 51”(“ FIN 46(R)”) or Accounting Research Bulletin No. 51 (As Amended), Consolidated Financial Statements (“ARB 51”). Accordingly, the Company concluded that accounting for these investments under the equity method, as prescribed by Accounting Principles Board Opinion No. 18 (As Amended), The Equity Method of Accounting for Investments in Common Stock (“APB 18”), is appropriate.

One of the eight mortgage brokerage companies referred to above did not meet the definition of a variable interest entity as none of the conditions in paragraph 5 of FIN 46(R) exist. As this entity is not a variable interest entity as defined by FIN 46 (R), the Company concluded that consolidation was not required. Furthermore, the Company does not have a controlling financial interest in this entity and, as a result, is not required to consolidate this entity under ARB 51.

The remaining seven mortgage brokerage companies do meet the variable interest entity criteria in paragraph 5 of FIN 46(R). However, the Company determined that it is not required to consolidate these entities as the other 50% owners of these entities each receive a majority of the respective entity’s expected residual returns, and thus, are considered to be the primary beneficaries under paragraph 14 of FIN 46(R). Furthermore, the Company does not have a controlling financial interest in any of these seven mortgage brokerage companies and as a result, is not required to consolidate any of these entities under ARB 51.

The Company notes the Staff’s comment and we propose to expand our disclosure in future annual filings as follows:

“We have a 50% ownership interest in each of the following mortgage brokerage companies: Pacific Access Mortgage, LLC; Lokahi Mortgage, LLC; Gentry HomeLoans, LLC; Towne Island Mortgage, LLC; Pacific Island HomeLoans, LLC; Hawaii Resort Lending, LLC, Laulima Financial, LLC and Pacific Portfolio, LLC. The Company has concluded that these investments do not meet the consolidation requirements under Financial Accounting Standards Board Interpretation No. 46(R) (as amended), “Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51” or Accounting Research Bulletin No. 51 (As Amended), Consolidated Financial Statements (“ARB 51”). Accordingly, these investments are accounted for using the equity method and are included in Investment in Unconsolidated Subsidiaries.”

The contributions to unconsolidated subsidiaries reflected in the Company’s Statements of Cash Flows represent the Company’s capital contributions in exchange for ownership interests in various partnerships. As the Company’s acquired ownership percentage in these unconsolidated subsidiaries is less than 20% and the Company is unable to exercise significant influence over these unconsolidated subsidiaries, the Company has concluded that accounting for these investments under the cost method is appropriate.

In May 2008, the Company acquired an ownership interest in a partnership that invests in low-income housing rental projects in the State of Hawaii. The Company subscribes to an agreed upon dollar amount and contributes its funds to the partnership in accordance with this agreement.  As of June 30, 2008, the bank had subscribed to a maximum investment of $5.0 million and has contributed $0.1 million to this partnership. The Company does not have any contractual requirement to provide contributions to any other unconsolidated subsidiaries.

4.
Please tell us and revise future filings as appropriate to disclose your total investment in unconsolidated subsidiaries accounted for under the equity and cost methods and your policy for determining impairment of these assets.

Response: At June 30, 2008, the Company’s investments in unconsolidated subsidiaries accounted for under the equity and cost methods were $0.7 million and $16.0 million, respectively.

The Company’s policy for determining impairment includes an evaluation of whether a loss in value of an investment is other than temporary. Evidence of a loss in value includes absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. The Company performs impairment tests whenever indicators of impairment are present. If the value of an investment declines and it is considered other than temporary, the investment is written down to its respective fair value in the period in which this determination is made.

The Company notes the Staff’s comment and will expand its disclosures in future annual filings to include its total investment in unconsolidated subsidiaries accounted for under the equity and cost methods and the Company’s policy for determining impairment of these assets (as documented above).

Reclassifications and Corrections, page 56

5.
We note a $2 million tax benefit recognized in 2007 as a result of your detailed analysis of your tax positions.  Please tell us how this analysis coincided with your implementation of FIN 48 such that current period recognition was appropriate.  Also, please explain to us why you think this amount was immaterial considering its apparent significance to reported net income.

Response: The recognition of the $2.0 million tax benefit in the fourth quarter of 2007 was not related to the Company’s implementation of FIN 48, Accounting for Uncertainty in Income Taxes, as it did not involve any of the Company’s tax contingency positions. The $2 million benefit was primarily attributable to the correction of errors relating to prior periods. The recognition of these corrections was necessary to ensure that the Company’s income tax accounts were properly stated at December 31, 2007 in accordance with SFAS 109, Accounting for Income Taxes.

Management concluded that this amount was not material to reported net income.

In reaching this conclusion, the Company considered the quantitative and qualitative factors outlined in SAB 99, Materiality, as well as the guidance provided by SAB 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements and APB 28 (As Amended), Interim Financial Reporting.

Specific relevant factors considered by management were as follows:

Quantitative Considerations

For the fiscal year ended December 31, 2007, the Company’s reported net income was $5.8 million, compared to $79.2 million in 2006 and $72.5 million in 2005. The Company’s 2007 reported results were negatively impacted by the recognition of the following two significant items: 1) a $53.0 million provision for loan and lease losses (“provision”) and 2) a $48.0 million non-cash goodwill impairment charge. The provision and goodwill impairment charge were primarily attributable to the significant and rapid deterioration of the California residential construction market during the latter part of fiscal 2007 and the resultant weakening of the Company’s credit risk position. Prior to 2007, the Company’s provision was $1.4 million and $3.9 million in 2006 and 2005, respectively.

Given the dramatic impact on the Company’s financial performance for 2007 resulting from the significant increase in its provision and the goodwill impairment charge (together totaling $101.0 million), Management believes that a correction of $2.0 million in connection with the income tax items mentioned above is not material.

As a result of the increased provision and the goodwill impairment charge, the Company fell far short of meeting analysts’ 2007 consensus expectations of net income and diluted earnings per share (analysts’ consensus expectations for the Company were in the range of $2.07 to $2.28 per diluted share for 2007 compared to $0.19 per diluted share as reported). The impact of the recognition of a $2.0 million tax benefit did not materially affect the magnitude of this shortfall or mask the extent by which the Company failed to meet investor expectations. Excluding the effects of the $48.0 million goodwill impairment charge, which had no impact on the Company’s cash flows, tangible equity, or regulatory capital, net income would have been $53.8 million for fiscal 2007 and the $2.0 million prior period tax correction represents less than 5.0% of this amount.

Furthermore, performance measures not directly tied to net income (asset quality ratios, efficiency ratio, net interest margin, etc.) were not impacted by the current period correction of the Company’s income tax accounts.

Had the Company corrected the prior period tax errors in fiscal 2006 or 2005, the corrections would have represented less than 3.5% of reported net income for either fiscal period.  Accordingly, the Company concluded that these amounts were not material to previously reported results. Based on the guidance provided in APB 28, the Company further concluded that correction of the prior period tax errors in each of the quarterly periods in fiscal 2007 was also not material.

Qualitative Considerations

In addition to the quantitative factors identified above, Management also considered the following qualitative factors in accordance with SAB 99, Materiality:

•	The misstatement was unintentional and did not involve an intent by Management to manage reported earnings;

•	The misstatement does not change a loss into income or vice versa;

•	The misstatement does not mask a change in earnings or other trends;

•	The misstatement does not hide a failure to meet analysts’ consensus expectations for the Company;

•	The misstatement does not affect the Company’s compliance with regulatory requirements;

•	The misstatement does not affect the Company’s compliance with loan covenants or other contractual requirements;

•	The misstatement does not involve the concealment of an unlawful transaction.

Based on the quantitative and qualitative factors described above, Management concluded that the impact of the income tax corrections referred to above are not material in accordance with SAB 99, SAB 108 and APB 28, such that the judgment of a reasonable person would not be changed or influenced by the correction of these items.

Goodwill and Other Intangible Assets, page 59

6.
Considering the goodwill impairment recognized in 2007 and your disclosed policy for evaluating other intangible assets for impairment, please tell us how your impairment analysis of goodwill considered the carrying value of the other intangible assets in determining the goodwill impairment.  Also, tell us whether you separately considered the other intangible assets for impairment based on the same changes in market circumstances that triggered your analysis of goodwill.

Response: Management evaluates all intangible assets for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”  At December 31, 2007, the Company’s intangible assets were comprised of goodwill with a carrying value of $244.7 million, a core deposit premium with a carrying value of $28.8 million, and mortgage servicing rights with a carrying value of $11.2 million.

Management’s specific processes for evaluating the Company’s core deposit premium and mortgage servicing rights are as follows:

Core Deposit Premium

Management performs an impairment test every reporting period and whenever events or changes in circumstances indicate that the carrying value of the Company’s core deposit premium may not be recoverable.

Management considers the core deposit premium to be impaired if the actual “run-off” percentage of customer deposit balances acquired exceeds the percentage of cumulative amortization recognized on the core deposit premium. If it is determined that the percentage of actual customer deposit “run-off” exceeds the percentage of cumulative amortization recognized, an impairment charge would be recorded and the estimated useful life of the core deposit premium would be adjusted accordingly.

At December 31, 2007, the “run-off” percentage of customer deposit balances acquired did not exceed the cumulative amortization recognized on the core deposit premium.  Accordingly, Management concluded that the carrying amount of the core deposit premium was not impaired.

Mortgage Servicing Rights

Similar to its other intangible assets, Management evaluates the carrying value of the Company’s mortgage servicing rights for impairment every reporting period.  Management considers mortgage servicing rights to be impaired if the estimated fair value of those rights is less then the amortized balance.

To assist the Company with its evaluation process, Management utilizes a third party service provider to estimate the fair value of its mortgage servicing asset by using a discounted cash flow model based on assumptions reflective of current market conditions.  If the indicated fair value of the Company’s mortgage servicing rights is less than its net carrying value, the Company will record an impairment charge.

At December 31, 2007, the estimated fair value of the Company’s mortgage servicing rights was $12.4 million compared to a net carrying balance of $11.2 million.  Accordingly, Management concluded that the carrying amount of the Company’s mortgage servicing asset was not impaired.

Consideration of the Market Circumstances Leading to Goodwill Impairment

In conjunction with the independent evaluations of both the core deposit premium and the mortgage servicing asset, Management also considered the market circumstances that impacted the implied value of the Company’s goodwill.

During the fourth quarter of 2007, the Company recorded a non-cash impairment charge of $48.0 million, all of which was attributable to the goodwill assigned to the Company’s Commercial Real Estate reporting unit.  This impairment charge was due to a decline in the Company’s market capitalization as a result of its exposure to the California residential construction market, which began to experience significant and rapid deterioration in the latter part of 2007.

In contrast to the goodwill assigned to the Commercial Real Estate reporting unit, the goodwill assigned to the Hawaii Market reporting unit was not deemed to be impaired at December 31, 2007 as the performance and operating fundamentals of this reporting unit were not negatively impacted by the credit weakness of the Company’s mainland loan portfolio.  The Hawaii Market reporting unit includes the activities of the Company’s retail branch offices, Hawaii commercial lending operations, Hawaii residential mortgage lending and servicing, indirect auto lending, trust services, and retail brokerage services.

The Company’s core deposit premium and mortgage servicing asset are associated with the Hawaii Market reporting unit.

Given that the market conditions that led to the recognition of an impairment charge were primarily the result of the Company’s exposure to the California residential construction market, Management concluded that these market conditions did not have a material adverse impact on the Company’s Hawaii operations, including its core deposit premium and mortgage servicing rights.  Accordingly, Management’s independent evaluation of the core deposit premium and mortgage servicing rights (as described above) were deemed to be appropriate and these intangible assets were not deemed to be impaired.

Form 10-Q for the Period Ended March 31, 2008

7.
Please refer to the transfer of loans held for investment to loans held for sale and tell us where you included the cash flows related to the sale of these loans in the statements of cash flows, clarifying how you considered the requirements of paragraph 9 of SFAS 102.

Response: For the three months ended March 31, 2008, there were no sales of loans that were transferred from held for investment to held for sale. In future filings, cash receipts resulting from sales of loans that were not specifically originated for resale will be classified as investing cash inflows in accordance with paragraph 9 of SFAS 102, “Statement of Cash Flows- Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale – An Amendment of FASB Statement No. 95.”

8.
We note the significant decrease of the allowance for loan and lease losses as a percentage of your total loan portfolio and that you attribute it to approximately $54 million in charge-offs in the first quarter of 2008.  In order to bridge the gap in your disclosure, please revise Management’s Discussion and Analysis in your future interim and annual filings to address the following:

•	Please disclose in detail how your allowance at March 31, 2008 specifically considered the approximately 95% percentage increase non-performing loans from December 31, 2007.

•
Please quantify the decline in collateral values to which you ascribe the $34.4 million provision.  Please disclose how you determine collateral values for this purpose and discuss the extent to which you obtain updates to your appraisals.

•
Please disclose your accounting policy for transferring loans from held for investment to loans held for sale, including how you record the loans when the transferred and how you recognize subsequent impairments.  To the extent you have recognized material impairments subsequent to transferring loans to held for sale, please quantify them for us.

•	Please provide us with your proposed disclosures.

Response: The decrease in the Company’s allowance as a percentage of its loan portfolio at March 31, 2008 (1.73%) from year-end 2007 (2.22%), despite the significant increase in non-performing loans during the three month period, was due to:

Net Charge-offs totaling $54.2 Million for the 1st Quarter of 2008

In accordance with generally accepted accounting principles, charge-offs result in a direct reduction of the Company’s allowance for loan and lease losses. When recording a charge-off, the Company reduces its loans receivable balance for the amount deemed to be uncollectible with a corresponding reduction to its allowance for loan and lease losses.

Transfers of Non-Performing Loans to the Held for Sale Category Totaling $42.5 Million

During the first quarter of 2008, the Company transferred non-performing California residential construction loans from its portfolio to the held for sale category totaling $42.5 million. In conjunction with this transfer, these non-performing loans were written down to their estimated fair values as of March 31, 2008. In accordance with generally accepted accounting principles, once these loans are classified as held for sale, they are no longer included in the Company’s assessment of its allowance for loan and lease losses. Accordingly, because these non-performing loans were no longer provided for in the Company’s allowance for loan and lease loss balance at March 31, 2008, this further contributed to the decrease in the Company’s allowance as a percentage of its loan portfolio.

The Company notes the Staff’s comment regarding the impact of changes in non-performing loans to the Company’s allowance for loan and lease losses and included the following disclosure in its Form 10-Q for the quarter ended June 30, 2008 and proposes to include similar disclosure in future filings:

“Our Allowance at June 30, 2008 totaled $86.1 million, a decrease of $6.0 million, or 6.5%, from year-end 2007. The decrease in our Allowance was the result of $128.1 million in net loan charge-offs during the first half of 2008, concentrated primarily on loans with direct exposure to the California residential construction market, offset by the $122.1 million Provision recognized during the six months ended June 30, 2008. The net loan charge-offs for the first half of the year included charge-offs for loans transferred to held for sale of $79.5 million.

The Allowance, expressed as a percentage of total loans, was 2.11% at June 30, 2008, compared to 2.22% at year-end 2007. The decrease in this percentage was primarily due to the aforementioned loan charge-offs; combined with the transfer of $87.7 million in California residential construction loans, $60.5 million of Hawaii residential mortgage loans and $14.8 million of Washington residential construction loans from our loan portfolio to the loans held for sale category; the transfer of one California residential construction loan of $2.0 million to other real estate; and the securitization of $25.6 million of Hawaii residential mortgages during the first half of 2008. In accordance with generally accepted accounting principles in the United States, loans held for sale and other real estate assets are not included in our assessment of the Allowance.”

Collateral Values

Declines in collateral values contributed to $29.6 million of the $34.3 million provision for the three months ended March 31, 2008. The Company notes the Staff’s comment and included the following disclosure regarding collateral values in its Form 10-Q for the quarter ended June 30, 2008 and proposes to include similar disclosure in future filings:

“Collateral values are determined based on appraisals received from qualified valuation professionals and are obtained periodically or when indicators that property values may be impaired are present.”

Loans Held For Sale Policy

In response to the Staff’s comment regarding the disclosure of the Company’s accounting policy for transferring loans from held for investment to loans held for sale, the Company included the following disclosure in the Form 10-Q for the quarter ended June 30, 2008 and proposes to include similar disclosure in future filings:

“Loans held for sale consists of residential mortgage loans, as well as mainland commercial mortgage and construction loans. Residential mortgage loans classified as held for sale are carried at the lower of cost or fair value on an aggregate basis while mainland commercial mortgage and construction loans are recorded at the lower of cost or fair value on an individual basis.

Loans originated with the intent to be held in our portfolio are subsequently transferred to held for sale when a decision is made to sell these loans. At the time of a loan’s transfer to the held for sale account, the loan is recorded at the lower of cost or fair value. Any reduction in the loan’s value is reflected as a write-down of the recorded investment resulting in a new cost basis, with a corresponding reduction in the Allowance.

In subsequent periods, if the fair value of a loan classified as held for sale is less than its cost basis, a valuation adjustment is recognized in our consolidated statement of operations in other operating expense and the carrying value of the loan is adjusted accordingly. The valuation adjustment may be recovered in the event that the fair value increases, which is also recognized in the condensed consolidated financial statements in other operating expense.

The fair value of loans classified as held for sale are generally based upon quoted prices for similar assets in active markets, acceptance of firm offer letters with agreed upon purchase prices, discounted cash flow models that takes into account market observable assumptions, or independent appraisals of the underlying collateral securing the loans.”

During the second quarter of 2008, the Company recognized an impairment charge of $22.4 million related to declines in the fair value of loans classified as held for sale subsequent to the initial date that the loans were transferred.  This was disclosed in the Form 10-Q for the quarter ended June 30, 2008.

9.
Please tell us and in future filings revise to disclose more clearly the facts and circumstances resulting in the disproportionate recognition of federal and state tax credits and the generation of tax-exempt income compared to taxable income.

In response to the Staff’s comment, the Company intends to provide additional disclosures surrounding the facts and circumstances that result in the disproportionate recognition of federal and state tax credits and the generation of tax-exempt income compared to taxable income. The Company expanded its discussion as follows in the Form 10-Q for the quarter ended June 30, 2008 and proposes to include similar disclosure in future filings:

“In the second quarter and first six months of 2008, the Company recognized income tax benefits of $38.5 million and $40.8 million on pre-tax net losses of $184.8 million and $185.4 million, respectively. In the comparable prior year periods, the Company recorded income tax expenses of $11.1 million and $22.7 million on pre-tax income of $32.1 million and $63.9 million, respectively. The Company’s effective tax rate for the second quarter and first six months of 2008 was impacted by the recognition of the non-cash goodwill impairment charge, which is not deductible for tax purposes, as well as the disproportionate recognition of federal and state tax credits and the generation of tax-exempt income.

The Company earns a tax benefit from tax credits and tax-exempt income irrespective of the level of pre-tax income. This results in a favorable impact to the total tax benefit and the effective tax rate especially during periods in which the Company is near break-even or experiencing a pre-tax loss. Excluding the impact of the goodwill impairment charge of $94.3 million, the effective tax rate for the second quarter and the first six months of 2008 was 42.6% and 44.8%, respectively, higher than the expected tax rate of 35.0% due to the recognition of the tax benefits from tax credits of $2.2 million and $3.6 million and tax exempt income of $2.4 million and $5.9 million for the second quarter and first six months of 2008, respectively.

Factors that may affect the effective tax rate for the remainder of 2008 include the level of tax-exempt income recognized, the amount of nondeductible expenses incurred and the amount of federal and state tax credits available to offset future taxable income.”

Based on Management’s forecast of future taxable income, the Company concluded that it was not necessary to establish a valuation allowance for the deferred tax assets related to the Company’s federal and state tax credits.

As requested in the Staff’s letter, the Company’s Management acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (808) 544-6882 if you have any further questions or comments concerning the foregoing. I can also be contacted via facsimile at (808) 544-0574.

Sincerely,

/s/ Dean K. Hirata
Dean K. Hirata
Vice Chairman and Chief Financial Officer